Exhibit 99.1

ATRenew Inc. Reports Unaudited Second Quarter 2025 Financial Results

SHANGHAI, August 20, 2025 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the three months ended June 30, 2025.

Second Quarter 2025 Highlights

•
Total net revenues grew by 32.2% to RMB4,991.5 million (US$696.8 million) from RMB3,776.7 million in the same period of 2024.
•
Income from operations was RMB91.1 million (US$12.7 million), compared to a loss from operations of RMB5.6 million in the same period of 2024. Adjusted income from operations (non-GAAP)1 was RMB121.3 million (US$16.9 million), compared to adjusted income from operation of RMB94.1 million in the same period of 2024.
•
Number of consumer products transacted2 was 10.3 million compared to 8.4 million in the same period of 2024.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are pleased to announce that our operational performance exceeded the high end of our guidance in the second quarter of 2025, with total revenue increasing by 32.2% year-over-year to RMB4,991.5 million. This year, we have consistently met the growing demand for recycling and upgrade fueled by China's national subsidies for consumer electronics trade-ins, while seizing robust growth opportunities by strengthening our fulfillment capabilities, the brand influence of AHS Recycle, and our integrated supply chain. Moving forward, against the backdrop of the circular economy, we remain committed to leveraging our unique business model and scenarios to set innovative benchmarks for the industry.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “In the second quarter of 2025, we achieved an adjusted operating profit of RMB121.3 million, maintaining a healthy and solid growth trajectory. This was driven by the sequential increase in the proportion of retail product revenue, in addition to effective expense management. We will continue to explore a broader range of diverse front-end supply-sourcing scenarios, providing users with higher-quality and more efficient fulfillment experiences to further uplift recycling penetration. Additionally, we will actively explore premium retail and overseas sales channels to create long-term value for both users and shareholders.”

1. For all measures labeled as “non-GAAP” on this page and following pages, please see “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Second Quarter 2025 Financial Results

REVENUE

Total net revenues increased by 32.2% to RMB4,991.5 million (US$696.8 million) from RMB3,776.7 million in the same period of 2024.

•
Net product revenues increased by 34.0% to RMB4,558.7 million (US$636.4 million) from RMB3,401.8 million in the same period of 2024. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues increased by 15.4% to RMB432.8 million (US$60.4 million), compared to RMB374.9 million in the same period of 2024. This increase was primarily due to an increase in the service revenue generated from multi-category recycling business.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB4,918.1 million (US$686.5 million), compared to RMB3,795.3 million in the same period of 2024, representing an increase of 29.6%.

•
Merchandise costs were RMB3,957.6 million (US$552.5 million), compared to RMB2,990.6 million in the same period of 2024, representing an increase of 32.3%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB413.6 million (US$57.7million), compared to RMB328.3 million in the same period of 2024, representing an increase of 26.0%. The increase was primarily due to (i) an increase in personnel costs and logistics expenses as the Company conducted more recycling and transaction activities compared with the same period of 2024, and (ii) an increase in operation related expenses as the Company expanded its store networks in the second quarter of 2025.
•
Selling and marketing expenses were RMB406.9 million (US$56.8 million), compared to RMB354.0 million in the same period of 2024, representing an increase of 14.9%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, and (ii) an increase in commission expenses in relation to channel service fees. The increase was partially offset by a decrease in share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions, due to the maturity of some intangible assets in the second quarter of 2024.
•
General and administrative expenses were RMB77.5 million (US$10.8 million), compared to RMB72.5 million in the same period of 2024, representing an increase of 6.9%. The increase was primarily due to an increase in personnel cost and expected credit loss relating to credit risk. The increase was partially offset by a decrease in share-based compensation expenses.
•
Technology and content expenses were RMB62.5 million (US$8.7 million), compared to RMB49.8 million in the same period of 2024, representing an increase of 25.5%. The increase was primarily due to an increase in personnel costs.

(LOSS) INCOME FROM OPERATIONS

Income from operations was RMB91.1 million (US$12.7 million), compared to a loss from operations of RMB5.6 million in the same period of 2024.

Adjusted income from operations (non-GAAP) was RMB121.3 million (US$16.9 million), compared to an adjusted income from operations of RMB94.1 million in the same period of 2024.

NET (LOSS) INCOME

Net income was RMB72.3 million (US$10.1 million), compared to a net loss of RMB10.7 million in the same period of 2024.

Adjusted net income (non-GAAP) was RMB99.9 million (US$13.9 million), compared to an adjusted net income of RMB80.5 million in the same period of 2024.

BASIC AND DILUTED NET (LOSS) INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.45 (US$0.06) and RMB0.44 (US$0.06), compared to basic and diluted net loss of RMB0.06 and RMB0.06 in the same period of 2024.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.62 (US$0.09) and RMB0.61 (US$0.09), compared to RMB0.48 and RMB0.48 in the same period of 2024.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,349.7 million (US$328.0 million) as of June 30, 2025, as compared to RMB2,919.6 million as of December 31, 2024.

Business Outlook

For the third quarter of 2025, the Company currently expects its total revenues to be between RMB5,050.0 million and RMB5,150.0 million, representing an increase of 24.7% to 27.1% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

During the second quarter of 2025, ATRenew repurchased a total of approximately 1.6 million ADSs for approximately US$4.0 million under its current share repurchase program which authorizes the Company to repurchase up to US$50 million worth of its shares (including ADSs) through June 27, 2025. As of June 27, 2025, the Company had repurchased a total of approximately 12.3 million ADSs for approximately US$31.1 million under this share repurchase program. On June 30, 2025, ATRenew announced that the board of directors of the Company (the “Board”) has authorized a new share repurchase program, under which the Company may repurchase up to US$50 million of its shares (including ADSs) over a 12-month period starting from June 30, 2025.

As of June 30, 2025, ATRenew celebrated a physical store network of 2,092 AHS stores in 291 cities in China.

On June 30, 2025, ATRenew released 2024 Environmental, Social and Governance (ESG) Report, highlighting its progress and achievements in green recycling, low-carbon transition, corporate governance, and technological innovation, demonstrating the Company's continued commitment to China's "Dual Carbon" goals and alignment with global ESG best practices. ATRenew established ambitious emissions reduction goals – aiming to cut Scope 1 & 2 emission intensity by 35% and Scope 3 emission intensity by 50% by 2030, using 2024 as the baseline.

On August 18, 2025, the Board approved a three-year shareholder return plan commencing with the fiscal year 2025. Pursuant to this plan, the Company will allocate no less than 60% of its adjusted net income (non-GAAP) for each fiscal year to shareholder returns, which may be effected through dividend distributions, share repurchases, or a combination of both. The Board will, at its discretion, evaluate and approve the specific form, timing, and amount of such shareholder return measures in any given fiscal year, taking into consideration the Company’s operating results, cash flow, capital requirements, and other relevant factors.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, August 20, 2025 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	6476843

The replay will be accessible through August 27, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	7725572

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is (loss) income from operations excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income is net (loss) income excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net (loss) income per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in (loss) income from operations and net (loss) income. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,970,183	1,299,051	181,341
Restricted cash	132,000	104,199	14,546
Short-term investments	583,764	625,705	87,345
Amount due from related parties, net	117,161	406,434	56,736
Inventories	535,070	814,105	113,645
Funds receivable from third party payment service providers	233,133	319,749	44,635
Prepayments and other receivables, net	598,045	734,706	102,561
Total current assets	4,169,356	4,303,949	600,809
Non-current assets:
Long-term investments	556,136	526,298	73,468
Property and equipment, net	156,532	197,185	27,526
Intangible assets, net	56,603	12,211	1,705
Other non-current assets	152,094	160,664	22,428
Total non-current assets	921,365	896,358	125,127
TOTAL ASSETS	5,090,721	5,200,307	725,936
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	225,000	171,000	23,871
Accounts payable	171,356	139,976	19,540
Contract liabilities	98,834	104,222	14,549
Accrued expenses and other current liabilities	522,378	584,931	81,653
Accrued payroll and welfare	179,693	184,837	25,802
Amount due to related parties	109,730	146,858	20,501
Total current liabilities	1,306,991	1,331,824	185,916
Non-current liabilities:
Operating lease liabilities, non-current	79,934	73,209	10,220
Deferred tax liabilities	9,244	2,585	361
Total non-current liabilities	89,178	75,794	10,581
TOTAL LIABILITIES	1,396,169	1,407,618	196,497
TOTAL SHAREHOLDERS' EQUITY	3,694,552	3,792,689	529,439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,090,721	5,200,307	725,936

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	3,401,755	4,558,695	636,369	6,711,574	8,822,374	1,231,556
Net service revenues	374,948	432,770	60,412	716,265	822,536	114,822
Operating (expenses) income (1)(2)
Merchandise costs	(2,990,642)	(3,957,556)	(552,454)	(5,938,457)	(7,573,472)	(1,057,216)
Fulfillment expenses	(328,287)	(413,628)	(57,740)	(638,055)	(841,477)	(117,466)
Selling and marketing expenses	(353,977)	(406,870)	(56,796)	(675,314)	(825,728)	(115,267)
General and administrative expenses	(72,544)	(77,521)	(10,822)	(146,369)	(140,895)	(19,668)
Technology and content expenses	(49,812)	(62,467)	(8,720)	(99,995)	(117,471)	(16,398)
Other operating income, net	12,925	17,646	2,463	21,331	17,890	2,497
(Loss) income from operations	(5,634)	91,069	12,712	(49,020)	163,757	22,860
Interest expense	(4,739)	(1,743)	(243)	(8,717)	(3,628)	(506)
Interest income	5,332	5,580	779	11,925	13,954	1,948
Other (loss) income, net	85	4,770	666	(41,352)	(1,717)	(240)
(Loss) income before income taxes and share of loss in equity method investments	(4,956)	99,676	13,914	(87,164)	172,366	24,062
Income tax benefits (expenses)	8,540	(17,312)	(2,417)	18,587	(23,582)	(3,292)
Share of loss in equity method investments	(14,257)	(10,028)	(1,400)	(34,959)	(33,648)	(4,697)
Net (loss) income	(10,673)	72,336	10,097	(103,536)	115,136	16,073
Net (loss) income per ordinary share:
Basic	(0.06)	0.45	0.06	(0.63)	0.72	0.10
Diluted	(0.06)	0.44	0.06	(0.63)	0.71	0.10
Weighted average number of shares used in calculating net (loss) income per ordinary share
Basic	166,616,018	161,486,547	161,486,547	164,048,134	160,748,983	160,748,983
Diluted	166,616,018	162,572,624	162,572,624	164,048,134	161,890,426	161,890,426
Net (loss) income	(10,673)	72,336	10,097	(103,536)	115,136	16,073
Foreign currency translation adjustments	(330)	(5,742)	(802)	(90)	(6,741)	(941)
Total comprehensive (loss) income	(11,003)	66,594	9,295	(103,626)	108,395	15,132

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands)

	Three months ended June 30,			Six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(6,590)	(3,981)	(556)	(12,971)	(6,338)	(885)
Selling and marketing expenses	(14,166)	(1,753)	(244)	(44,572)	(6,190)	(864)
General and administrative expenses	(16,393)	(2,375)	(332)	(32,070)	(6,331)	(884)
Technology and content expenses	(5,703)	(4,234)	(591)	(9,954)	(6,217)	(868)
(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(56,479)	(17,913)	(2,501)	(122,891)	(44,392)	(6,197)
Technology and content expenses	(369)	—	—	(851)	—	—

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
(Loss) income from operations	(5,634)	91,069	12,712	(49,020)	163,757	22,860
Add:
Share-based compensation expenses	42,852	12,343	1,723	99,567	25,076	3,501
Amortization of intangible assets resulting from assets and business acquisitions	56,848	17,913	2,501	123,742	44,392	6,197
Adjusted income from operations (non-GAAP)	94,066	121,325	16,936	174,289	233,225	32,558
Net (loss) income	(10,673)	72,336	10,097	(103,536)	115,136	16,073
Add:
Share-based compensation expenses	42,852	12,343	1,723	99,567	25,076	3,501
Amortization of intangible assets resulting from assets and business acquisitions	56,848	17,913	2,501	123,742	44,392	6,197
Less:
Tax effects of amortization of intangible assets resulting from assets and business acquisitions	(8,540)	(2,687)	(375)	(18,587)	(6,659)	(930)
Adjusted net income (non-GAAP)	80,487	99,905	13,946	101,186	177,945	24,841
Adjusted net income per ordinary share (non-GAAP):
Basic	0.48	0.62	0.09	0.62	1.11	0.15
Diluted	0.48	0.61	0.09	0.61	1.10	0.15
Weighted average number of shares used in calculating net income per ordinary share
Basic	166,616,018	161,486,547	161,486,547	164,048,134	160,748,983	160,748,983
Diluted	169,063,102	162,572,624	162,572,624	164,698,650	161,890,426	161,890,426